

Mail Stop 3561

December 19, 2007

Harry N. Vafias
President and Chief Executive Officer
StealthGas Inc.
331 Kifissias Avenue
Erithrea 14561
Athens, Greece

> **Re:** **StealthGas Inc.**
> **File Number: 000-51559**
> **Form 20-F for the fiscal year ended December 31, 2006**

Dear Mr. Vafias:

We have conducted a targeted review of the above referenced filing for the legal issues noted below. We ask you to supplementally respond to some of these comments. If you disagree with a requested change, we will consider your explanation as to why it is unnecessary. We also ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comments via EDGAR, under the label "corresp," within ten business days.

<u>Part II</u>
<u>Management's Report on Internal Control over Financial Reporting, page 72</u>

We note that your chief executive officer and chief financial officer certified to the evaluation of the effectiveness of the company's internal controls and procedures in Exhibits 12.1 and 12.2, and management concluded on page 72 that the company's internal control over financial reporting was effective as of December 31, 2006. Please explain how you reached such conclusion when for fiscal year ending December 31, 2006 your management did not perform testing of any general computer controls in its review of the company's internal control over financial reporting.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Lauren Nguyen at 202-551-3642 or me at 202-551-3750 with any questions.

Sincerely,

Max A. Webb
Assistant Director

cc: Via Facsimile
       Stephen P. Farrell, Esq.
       Morgan, Lewis & Bockius LLP
       (212) 309-6001